NEWS RELEASE

Canarc Forms Strategic Mine Acquisitions Partnership With Canford

Vancouver, Canada – February 4, 2013 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has formed a Strategic Mine Acquisitions Partnership (the “SMAP”) with Canford Capital Ltd. for the purpose of acquiring, expanding and operating gold mines in North America (the “Acquisition Opportunities”).

The main parameters of the SMAP agreement are as follows:

1)	Canarc will be the manager of the SMAP and identify and evaluate each Acquisition Opportunity including the timing and capital required
2)	Once Canarc and Canford agree to pursue a particular Acquisition Opportunity, Canarc will complete the due diligence on behalf of the SMAP and Canford will then arrange 100% of the debt financing required by the SMAP
3)	Upon closing each Acquisition Opportunity, Canford will own a 51% interest and Canarc will own a 49% interest therein until the debt financing is repaid in full
4)	Upon repayment of the debt financing, Canarc will then own a 51% interest and Canford will own a 49% interest therein
5)	Canford will exercise half its warrants from the September private placement of Canarc units, to purchase 5,650,000 common shares of Canarc at $0.15 each for total proceeds of $847,500, on the date of closing of the first Acquisition Opportunity
6)	Canarc will grant Canford a further 60 day period of exclusivity to execute an option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development, as previously agreed, on the date of closing of the first Acquisition Opportunity

This Agreement will be binding upon both Canarc and Canford until it is replaced by a more formal Strategic Joint Venture Partnership Agreement. Canarc and Canford agree to use their respective commercially reasonable best efforts to complete a more formal Strategic Mine Acquisition Partnership Agreement on or before March 1, 2013.

Bradford Cooke, Chairman and CEO of Canarc, commented, “We are thrilled to enter into this Strategic Mine Acquisitions Partnership with Canford as it represents the start of a new era for Canarc. Even though Canarc has been a junior gold exploration company for many years, the management team has substantial experience in discovering, financing, developing and operating precious metal mines in North America. With Canford as our financing partner, we can now refocus on acquiring an operating but underperforming gold mine in a historic district that has turn-around and expansion potential.”

“Canarc has been working with Canford on finalizing the details of the proposed option and joint venture agreement regarding the New Polaris gold mine property as previously announced when another very interesting Acquisition Opportunity was presented to us. After discussing it with Canford, we mutually agreed to delay further discussions on New Polaris in order to give our full and undivided attention to this new opportunity. While there is no certainty we will succeed in capturing this first opportunity, we clearly feel it is worth going after."

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America. Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.